852 Acquisition of Putnam Discovery Growth Fund

On December 29, 2008, the fund issued 8,404,068, 1,543,617,
437,859,266,186, 3,098 and 178,445 class A, class B, class C, class M, class R and class Y shares, respectively, for 21,193,853, 3,790,207, 1,105,892, 664,552, 7,797 and 460,961 class A, class B, class C, class M, class R and class Y shares, respectively,of Putnam Discovery Growth Fund to acquire that funds net assets in a taxfree exchange approved by the Trustees. The net assets of the fund and Putnam Discovery Growth Fund on December 26, 2008, were $1,907,579,272 and $327,629,483, respectively.
On December 26, 2008, Putnam Discovery Growth Fund had accumulated net investment loss of $1,772,584, accumulated net realized loss of
 $1,071,200,599 and unrealized depreciation of $47,270,599. The aggregate net assets of the fund immediately following the acquisition were $2,235,208,755.